EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 23, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Free translation of a letter to the CONASEV dated September 18, 2002 relating to the appointment of Dr. Julia Maria Morales Valentin as General Counsel and Secretary to the Board of Directors of Telefonica del Peru S.A.	3

TRANSLATION

GGR-135-A-315/2002
Lima, September 18, 2002

Messers.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-

Ref: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 307-95-EF/94.0, we, hereby, inform you that today Dr. Victor Carlos Schwartzmann Larco, identified with ID No. 08234765, resigned to the positions of General Council and Secretary to the Board of Directors of Telefónica del Perú S.A.A., because he has been assigned other responsibilities within the Group of Telefónica.

Therefore, today the Board of Directors agreed to name Dr. Julia María Morales Valentin, identified with ID No. 08768750, as General Council and Secretary to the Board of Directors of Telefónica del Perú S.A.A.

Sincerely yours,

Víctor Carlos Schwartzmann Larco
Representative
Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: September 23, 2002

By:

Name: Víctor Carlos Schwartzmann

Title: Secretary